K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 1, 2023
FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Mr. Jeff Long
Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Municipal Fund Inc. (the “Fund” or “Acquiring Fund”) File Nos. 333-271308
Dear Ms. Rossotto and Mr. Long:
This letter responds to your comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, May 18, 2023 and May 29, 2023 regarding your review of the preliminary proxy statement/prospectus on Form N-14 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), as filed with the SEC on April 18, 2023 (“Proxy/Prospectus”) by the Fund.  The Registration Statement was filed for the purpose of registering shares of the Acquiring Fund for, and soliciting the vote of stockholders of the Fund and Neuberger Berman California Municipal Fund Inc. and Neuberger Berman New York Municipal Fund Inc. (the “Target Funds”) on, the proposed reorganization of each of the Target Funds into the Acquiring Fund (each a “Reorganization”).  Each of your comments is repeated below, followed by the Fund’s response.  Unless otherwise stated herein, defined terms have the same meaning as used in the Registration Statement.

Disclosure Comments
Comment 1: In general, please revise the shareholder letter and Q&A section, to present the information shareholders need to know to make an informed decision in clear understandable plain English.  In revising, please avoid technical language, legalese and repetition.  Please disclose prominently the differences among the funds and the impact of the reorganizations on the shareholders of each fund, including any changes in the investment objectives and policies,

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

risks, fees, management changes and why the Acquiring Fund is proposing the Reorganizations now.
Response: The Fund has revised the stockholder letter and Q&A as requested. In particular, the Fund removed certain defined terms from the stockholder letter and added information regarding the Funds and the proposed transactions, including a description of the differences in the investment objectives and policies of the Funds; disclosure highlighting that if stockholders of the Target Funds become stockholders of the Acquiring Fund, “they will lose the favorable tax treatment in their respective states…” that they enjoyed prior to the reorganization; and disclosure regarding the Fund investment adviser’s projection regarding the relative tax-equivalent yields that may potentially outweigh the loss of the state tax benefits of investing in either Target Fund.
Comment 2: In an appropriate location, please explain how the transaction impacts the preferred stockholders from a legal and economic perspective.  Please tell us the securities law exemption you intend to rely on for the exchange of the preferred shares.  In addition, please explain why the preferred shareholders are not voting separately as a class to approve the transaction.
Response: The Fund discloses in the section “PROPOSALS—REORGANIZATION OF EACH TARGET FUND INTO THE ACQUIRING FUND—A. SUMMARY—Background and Reasons for the Reorganization” that “upon the closing of the applicable Reorganization, holders of VMTPS outstanding immediately prior to the closing will receive, on a one-for-one basis, newly issued VMTPS of the Acquiring Fund having substantially similar terms to those of the VMTPS of the applicable Target Fund. The Board of each Target Fund also considered that there is only one holder of all VMTPS outstanding with respect to the Funds.” The Fund also discloses in the section “PROPOSALS—REORGANIZATION OF EACH TARGET FUND INTO THE ACQUIRING FUND—A. SUMMARY—Comparison of the Acquiring Fund and the Target Funds” tables showing that the preferred stock of each of the Funds has an identical par value and liquidation preference per share as well as the following disclosure in narrative form:
“Each Fund’s VMTPS are entitled to one vote per share with respect to the Reorganizations. The VMTPS of the Acquiring Fund to be issued in connection with the Reorganizations will have substantially similar terms and equal priority with each other and with the Acquiring Fund’s other outstanding VMTPS as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Acquiring Fund. In addition, the VMTPS of the Acquiring Fund, including any VMTPS of the Acquiring Fund to be issued in connection with the Reorganizations, will be senior in priority to the Acquiring Fund’s common stock as to payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Acquiring Fund. Any VMTPS of the Acquiring Fund to be issued in connection with the Reorganizations will have rights and preferences, including liquidation preferences, that are substantially similar to those of the corresponding Target Fund VMTPS. The number of VMTPS currently outstanding may change due to market or other conditions.”

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

The Fund believes the foregoing disclosure, among other disclosure included in the joint proxy statement and prospectus describing the preferred stock of the Acquiring Fund, is sufficient to convey to the sole preferred stockholder of each Fund that if the Reorganizations are consummated, it would receive additional shares of preferred stock of the Acquiring Fund; would continue to be the sole holder of preferred stock of the Acquiring Fund; and that the terms of the preferred stock it receives in the Reorganization(s) will be the substantially the same as the Acquiring Fund preferred stock that it already owns and is familiar with.  The disclosure in the joint proxy statement and prospectus is also sufficient to convey that the Acquiring Fund’s level of leverage is not expected to materially change and so it will maintain a consistent level of asset coverage for the preferred stock.  Each Fund issued preferred stock to the single institutional investor in private transactions on the same date in reliance on Section 4(a)(2) of the Securities Act of 1933.  Likewise, the Acquiring Fund would issue preferred stock to the same institutional investor (and current preferred stockholder) following the reorganization(s) in reliance on Section 4(a)(2) of the Securities Act of 1933.
The preferred stockholder of each Target Fund was not being asked to vote as a separate class on the respective reorganization(s) because the Acquiring Fund does not believe that a separate vote is required under the terms of the preferred stock or the 1940 Act.  Consistent with Section 18(a)(2)(D) of the 1940 Act, each Fund’s articles supplementary creating and fixing the rights and preferences of the preferred stock provide that “[u]nless a higher percentage is provided for in the Charter, (A) the affirmative vote of the Holders of a “majority of the outstanding” (as such term is defined in the 1940 Act) preferred stock of the Fund, including Series A Shares, voting as a separate class, shall be required to approve (A) any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares …”.  The Acquiring Fund does not believe that the proposed reorganizations would adversely affect the shares of preferred stock because the newly issued preferred stock of the Acquiring Fund would be substantially similar to the currently outstanding preferred stock of each Target Fund.  Notably, as the same institutional investor bought the currently outstanding preferred stock from each Fund at the same time in privately placed transactions and has been a preferred stockholder of each Fund for more than a decade, it is already both familiar and arguably satisfied with the terms of the preferred stock and the management of the Funds.  In addition, the sole preferred stockholder will have substantially the same level of asset coverage for its preferred stock after the reorganization(s) as each Fund maintains close to the same level of leverage currently and no increase or decrease in the amount of leverage outstanding is planned as part of the reorganizations.  Given that each of the Target Funds and Acquiring Fund invest in municipal obligations and have similar investment portfolios the Fund does not believe that the risk profile relating to any of the Funds will materially change as a result of the Reorganizations.  Moreover, the payment of distributions to the preferred stockholder is not based on the return generated by the investment portfolio and the asset coverage is sufficiently high that even were the portfolio return to become more volatile or decline, the payments received by the preferred stockholders would not change.  The sole institutional preferred stockholder will also retain the same ability to elect the two board members that Section 18 of the 1940 Act provides preferred

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

stockholders get to elect; and will have the same charter terms governing its distribution rates, voting rights and rights in connection with any liquidation of the Fund.  Given that the same institution is already the sole stockholder of all the Funds, and has been for many years, and the level of leverage is not changing, it is hard to conclude that there could be an adverse effect on the shares of preferred stock or on that sole stockholder individually as a result of either or both reorganizations.  Without such adverse effect, there is no reason to require or provide for a separate vote on the transactions.
Nonetheless, the Fund understands that the staff would need additional time to evaluate the Fund’s position to determine whether or not it agrees and has requested that the Target Funds ask for written consent from the sole preferred stockholder.  In the interest of time and in recognition that there is only one preferred stockholder, and without conceding that the proposed Reorganizations would cause any adverse effect on the preferred stock or that the Target Funds are required to do so under Section 18(a)(2)(D) of the 1940 Act or the Target Funds’ charter provisions, the Target Funds will ask the preferred stockholder to consent in writing to the Reorganizations and the Acquiring Fund has added a statement to that effect in the pre-effective amendment to its registration statement on Form N-14.
Comment 3: Are the reorganizations considered conditioned on each other.  Is it possible that one is approved and not the other? How is that reflected in the disclosure?
Response: The Fund has added a new Q&A to that section of the Proxy/Prospectus to clarify that the closing of each reorganization is not contingent on the other. The added disclosure also states that “[i]f only one Reorganization is approved by the relevant stockholders, that Reorganization will be completed.”
Comment 4: Disclose in particular and prominently that shareholders would no longer be invested in a fund that provides state tax exemptions but only federal tax exemptions.
Response: The Fund has revised the disclosure throughout the Proxy/Prospectus to clarify that if stockholders of the Target Funds become stockholders of the Acquiring Fund as a result of the Reorganizations they would lose the favorable tax treatment in their respective states.
Comment 5: If the Acquiring Fund’s investment adviser plans to increase leverage if the transactions are approved, please disclosure that plan.  In particular, disclose (i) what amount of additional leverage will be added, (ii) what will the adviser do with the leverage and (iii) what are the implications from a cost/risk perspective?
Response: The Acquiring Fund does not intend to increase the percentage of its of leverage if the transactions are approved, although it will issue additional shares of preferred stock in exchange for the preferred stock of each Target Fund outstanding in the respective Reorganization. While this will increase the number of shares of Acquiring Fund preferred stock outstanding, based on the increased asset size of the combined fund, the percentage of leverage outstanding should remain constant before and following one or both Reorganizations.

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

Comment 6: Given the extent of differences among the Funds, please explain in the stockholder letter and Q&A why the Funds are considered substantially similar or revise the description.
Response: The Fund has revised the description to remove references to the Funds being “substantially similar” and has added language that explains the Acquiring Fund has a national municipal security investment focus while the Target Funds each have a state focus, which results in certain state tax benefits that would be lost if a Reorganization is consummated.
Comment 7: In the section entitled “Reasons for the Reorganization” briefly balance bullets of disclosure regarding the reasons for the reorganization against significant risks and drawbacks the adviser presented or the board considered.
Response: The Fund has revised the disclosure.  For example, it further notes the consideration of the primary drawback of stockholders losing the state tax benefits of an investment in the Target Funds along with the balancing factor of how this drawback could be outweighed in economic terms by the potential higher tax-equivalent yields of the Acquiring Fund compared to each Target Fund. The Fund also included information regarding the loss of state tax benefits and the potential offset of greater tax-equivalent yield in the Q&A.  Further, the disclosure referenced above also explains that the Boards considered the estimated costs associated with the Reorganizations and that these expenses would be borne entirely by the Funds and indirectly their common stockholders, which is another drawback of the proposed Reorganizations.
Comment 8: Please include a chart or otherwise highlight and explain the material differences between the Funds’ preferred stock.  Explain what is meant by the statement that the preferred stock is substantially similar.
Response: The Funds have the same type of preferred stock (VMTPS) and entered into arrangements with the same single institutional investor at the same time and agreed to pay the same distribution rates when issuing the VMTPS.  That institutional investor has owned VMTPS of each of the Funds for more than a decade.  The Acquiring Fund believes that the preferred stock of the Acquiring Fund and each Target Fund is so similar that a chart or other separate side-by-side comparison disclosure is not necessary to explain the preferred stock features, particularly since the Acquiring Fund is not registering the preferred stock on its N-14 registration statement.  While there are a few differences in gross-up payment terms were the Funds to make taxable payments to preferred stockholders, it is unlikely that a Fund would pay taxable distributions and those provisions have not been implicated since the preferred stock was issued.

Comment 9: Please disclose the estimated costs of the Reorganizations on a Fund-by-Fund basis.
Response:  The Fund has revised the disclosure in the Q&A section under the question “[w]ill stockholders of the Funds have to pay any fees or expenses in connection with the

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

Reorganizations” and in the main Proxy/Prospectus under “C. INFORMATION ABOUT THE REORGANIZATIONS—Expenses Associated with the Reorganizations” to include the estimated costs on a Fund-by-Fund basis.
Comment 10: Please add disclosure explaining whether stockholders can revoke votes and, if so, how to do it.
Response: The Fund has added disclosure explaining that and how stockholders can revoke their votes under the Q&A: “How do I vote.” The Fund also includes the requested disclosure on the “cover” of the main Proxy/Prospectus and under “C. INFORMATION ABOUT THE REORGANIZATIONS—Stockholder Approval.”

Comment 11: Please disclose in an appropriate place what happens if one of both of the Reorganizations are not approved by stockholders.
Response: The Fund has revised the answer under the Q&A “What will happen if the required stockholder approvals are not obtained,” to more clearly disclose the result of this potential occurrence. Furthermore, the Fund discloses in the main Proxy/Prospectus in multiple sections, including under “C. INFORMATION ABOUT THE REORGANIZATIONS—General,” that:
“If a Reorganization is not consummated, the Board of the Target Fund involved in that Reorganization may take such actions as it deems in the best interests of the Fund, including conducting additional solicitations with respect to the Reorganization proposal or continuing to operate the Target Fund as a standalone fund. The closing of each Reorganization is not contingent on the closing of the other Reorganization.”
Comment 12: Please disclose any special instructions needed for stockholders who hold Fund shares in street name if they want to attend the stockholder meeting in person.
Response: The Fund discloses in the Notice that:
“Each Fund will admit to the Meeting: (1) all stockholders of record of the Fund as of the Record Date, (2) persons holding proof of beneficial ownership thereof at the Record Date, such as a letter or account statement from a broker, (3) persons who have been granted proxies, and (4) such other persons that the Fund, in its sole discretion, may elect to admit.  All persons wishing to be admitted to the Meeting must present photo identification.  If you plan to attend the Meeting, please call 877-461-1899.”
Comment 13: Please disclose what happens if one or more Funds do not achieve quorum before the stockholder meeting date.
Response: The Fund has added disclosure in response to the Staff’s comment under “C. INFORMATION ABOUT THE REORGANIZATIONS—Stockholder Approval.”

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

Comment 14: Please confirm supplementally if the preferred stockholder of each Fund is an affiliate of the Fund?
Response: The preferred stockholder of each Fund is not an affiliate of any of the Funds.  The preferred stockholder has placed the shares it owns of each Fund in voting trusts so that it does not retain the ability to direct the vote of those shares.  For each Fund, those shares constitute less than 5% of the voting securities of the Fund.
Comment 15: In the section “Comparison of the Acquiring Fund and the Target Funds,” please revise the disclosure to more clearly highlight the differences between the investment objectives and policies of the Funds.
Response: The Fund has revised the disclosure in the section referenced above to more clearly highlight the differences between the investment objectives and policies of the Funds. However, other than the state specific nature of the Target Funds, the investment policies of each Fund are similar in that they are each municipal bond funds that seek to provide a high level of current income with certain tax-exempt characteristics, although only the Target Funds seek to provide a state tax exemption.
Comment 16: In correspondence, please state what the term “Term Redemption Date” means.  Is this date the Fund is required to pay the liquidation preference?  If so, are there any material differences in asset coverage or portfolio composition that would make repayment more difficult for one Fund than another or any material difference in the ability to refinance?  Revise disclosure if appropriate.
Response: Yes, the “Term Redemption Date” is the date each Fund is required to redeem the preferred stock and pay the liquidation preference. Since there are no material differences in asset coverage or portfolio composition that would make repayment more difficult for any of the Funds nor any material difference in the Funds’ ability to refinance the preferred stock, the Fund did not revise disclosure relating to these questions.
Comment 17: Please revise the disclosure regarding Risk Factors to more clearly highlight the differences between the Funds.
Response: The Fund has revised the disclosure under “A. SUMMARY—Comparative Risk Information” to more clearly highlight the differences between the Funds. Further, the Fund includes disclosure under “A. SUMMARY—General Risks of Investing in the Acquiring Fund” which states “[e]ach of the risks noted below is also applicable to the Target Funds” to clarify that the stockholders of the Target Funds would not be subject to any new risk factors with respect to their investment in the Acquiring Fund following the proposed Reorganizations.
Comment 18: In Section C. “Information about the Reorganizations,” include a brief timeline of discussion and presentation leading up to the proposed Reorganizations.  It is unclear, for example, what the genesis of the transaction was or when it was discussed.  Please revise.  Similarly, please disclose whether the Boards considered alternatives to the Reorganizations such as liquidation or other alternatives.

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

Response: The Fund has revised the section and focused the disclosure regarding the Board considerations in “C. INFORMATION ABOUT THE REORGANIZATIONS—Reasons for the Reorganizations”.  In addition, the Fund has included additional information about the timeline of discussion and presentation leading up to the proposed Reorganizations, including when the Boards met and approved the transactions, in section “C. INFORMATION ABOUT THE REORGANIZATIONS—Reasons for the Reorganizations.” The Fund also notes that that the disclosure under the sub-heading “Alternatives” in this section discloses that the Boards considered alternatives to the Reorganizations, including liquidation.
Comment 19: With a view to disclosure please explain if the Reorganizations will trigger any redemption premium, or liquidating distribution for the VMTPS pursuant to their terms or otherwise.  If so, please quantify.
Response: The Reorganizations are not expected to trigger any redemption premium or liquidating distribution for the VMTPS pursuant to their terms or otherwise and, as such, no disclosure has been added or changed in this regard.
Accounting Comments
Comment 20: Please disclose the estimated Reorganization expenses the Funds will pay in the Q&A section.
Response: The Fund has revised the disclosure in the Q&A section under the question “[w]ill stockholders of the Funds have to pay any fees or expenses in connection with the Reorganizations” and in the main Proxy/Prospectus under “C. INFORMATION ABOUT THE REORGANIZATIONS—Expenses Associated with the Reorganizations” to include the estimated costs on a Fund-by-Fund basis.
Comment 21: In the Q&A section, there is a statement that the Acquiring Fund would sell certain percentages of California Municipal’s and New York Municipal’s assets following the Reorganizations.  Please confirm whether those sales would have been expected to generate a material amount of capital gains.
Response: The Fund confirms that no material capital gains would have been expected from those transactions.  For other reasons, the Fund determined to remove the referenced disclosure.
Comment 22: Please confirm whether the transactions will result in a material change to either Target Fund’s portfolio as a result of selling portfolio holdings due to the Acquiring Fund’s investment restrictions.
Response: The Fund so confirms.
Comment 23: Please update the Capitalization Table within 30-days of the filing date and include in the table the estimated Reorganization expenses.

Ms. Karen Rossotto
Securities and Exchange Commission
June 1, 2023

Response: The Fund has updated the Capitalization Table as requested.
* * * * *

If you have any further comments or questions regarding the Fund’s responses, please contact me at (202) 778-9286 or jennifer.gonzalez@klgates.com.  Thank you for your attention to this matter.

Sincerely, /s/ Jennifer R. Gonzalez Jennifer R. Gonzalez